UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
October 26, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Ann, Inc. (formerly AnnTaylor Stores Corp.)

File No. 001-10738 CF# 26040

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Ann, Inc. (formerly AnnTaylor Stores Corp.) submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on November 19, 2010, as amended on October 25, 2011.

Based on representations by Ann, Inc. (formerly AnnTaylor Stores Corp.) that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time period specified:

Exhibit 10.1	through April 23, 2013
Exhibit 10.2	through April 23, 2013
Exhibit 10.3	through April 23, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Pamela Howell
Special Counsel